SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)

BANCFIRST CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

05945F103
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

	Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[X]	Rule 13d-1(b)

	[   ]	Rule 13d-1(c)

	[   ]	Rule 13d-1(d)

	* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1.
Names of Reporting Persons:  Investors Trust Company
I.R.S. Identification Nos. of Above Persons (entities only):  73-0737662

2.
Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.
SEC Use Only

4.
Citizenship or Place of Organization:  United States

Number of Shares Beneficially Owned by Each Reporting Person
With
5.
Sole Voting Power

281,812

6.
Shared Voting Power

171,412

7.
Sole Dispositive Power

660,952

8.
Shared Dispositive Power

184,176
9.
Aggregate Amount Beneficially Owned by Each Reporting Person:
845,128

10.
Check if the Aggregate Amount in Row 9 Excludes Certain Shares
(See Instructions)	[    ]

11.
Percent of Class Represented by Amount in Row 9:	5.53%
12.
Type of Reporting Person (See Instructions):	BK



Item 1.

(a)	Name of Issuer:  BancFirst Corporation

(b)	Address of Issuer's Principal Executive Offices:
101 North Broadway
Suite 200
Oklahoma City, OK 73102

Item 2.

(a)	Name of Persons Filing:  Investors Trust Company

(b)	Address of Principal Business Office or, if none, Residence:
1202 North Tenth Street
Duncan, OK 73533

(c)	Citizenship:  Oklahoma

(d)	Title of Class of Securities:  Common Stock

(e)	CUSIP Number:  04945F103

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the
Act (15 U.S.C. 78o).

(b)	[X]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the
Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with Section
240.13d- 1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance
with Section 240.13d-1(b)(a)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance
with Section 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

	a.	Amount Beneficially Owned:  845,128

	b.	Percent of Class:  5.53%

	c.	Number of shares as to which the person has:
	(i)	sole power to vote or to direct the vote:  281,812
	(ii)	shared power to vote or to direct the vote:  171,412
	(iii)	sole power to dispose or to direct the disposition of:
	660,952
	(iv)	shared power to dispose or to direct the disposition of:
	184,176

	All of the foregoing shares are held by Investors Trust Company in its fiduciary capacity as trustee or co-trustee of various trusts.

Item 5.	Ownership of Five Percent or Less of a Class

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

	Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on by the Parent Holding Company

	Not applicable.

Item 8.	Identification and Classification of Members of the Group

	Not applicable.

Item 9.	Notice of Dissolution of Group

	Not applicable.

Item 10.	Certification

	By signing below, the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 2, 2010.



INVESTORS TRUST COMPANY

By:	/s/ John R. Braught


John R. Braught, President